C2M Securities, LLC

Statement of Financial Condition

Including Independent Registered Public Accountant's Report Thereon

As of December 31, 2024

C2M Securities, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

CONTENTS

VICTOR MOKUOLU, CPA PLLC
Accounting | Advisory | Assurance & Audit | Tax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Member
C2M Securities, LLC

Report on the Audit of the Financial Statements

We have audited the statement of financial condition of C2M Securities, LLC (the "Company") as of December 31, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of C2M Securities, LLC as of December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2023.

Houston, Texas,

PCAOB ID: 6771
March 25, 2025

www.vmcpafirm.com | Ph: 713.588.6622 | Fax: 1.833.694.1494 | ask@vmcpafirm.com

C2M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	11,511
Receivable from clearing broker		9,650
Prepaid expenses and other assets		21,578
TOTAL ASSETS	$	42,739

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	8,500
TOTAL LIABILITIES		8,500
MEMBER'S EQUITY		34,239
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	42,739

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

C2M Securities, LLC (the "Company") formerly known as Strategic Capital Investments, LLC, is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of Capital 2 Market Holdings, Inc. ("Holdings"). The Company was formerly organized in the state of Michigan pursuant to the Michigan Limited Liability Company Act as Strategic Capital Investments, LLC; it was owned in part by C2M Securities, LLC ("C2M 1") which was wholly owned by Holdings.

The Company has a contractual agreement with one clearing broker. In 2024 no transactions were conducted through the clearing broker. The clearing broker carries the accounts of the Company's customers on their books. There are no customer accounts at the clearing broker as of December 31, 2024.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the member.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets. There was no accounts receivable at December 21, 2024.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk.

NOTE 4 – RELATED PARTY TRANSACTIONS

Ther were no related party transactions in 2024.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had regulatory net capital of $12,661, which was $7,661 in excess of its required minimum of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was .67 to 1.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statements include the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition, operations, or cash flows.

Note 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Financial Accounting Standards Bozard ("FASB") issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

Factors used to identify reportable segments and types of products and services from which reportable segment derives revenue

The Company has two reportable segments: retail brokerage investment banking / investment advisory consulting services. The Company receives commission revenue from the retail brokerage segment for purchasing or selling securities or annuities on behalf of customers.   The Company receives revenue for investment banking / investment advisory consulting services where the Company will receive a consulting fee for services performed or success fee for consummated transactions. In 2024 the Company had no revenue from investment banking / investment advisory consulting service   The Company derives revenue primarily in North America.

NOTE 8 – SUBSEQUENT EVENT

The Company evaluated transactions occurring after the year ended December 31, 2024 through March 25, 2025, the date these financial statements were available for issuance and determined no events or transactions required disclosure.

NOTE 9 – FUTURE OPERATIONS

The Company incurred a loss for 2024 and was dependent on its Member for capital contributions for working capital and net capital. Management decided to focus resources on new technology development products that will enhance future revenue for the Company in 2024. The Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm. Management expects the Company to be a profitable business moving forward and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.